UNITED STATES	OMB APPROVAL OMB Number: 3235-0080 Expires: February 28, 2009 Estimated average burden hours per response 1.0
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 25
NOTIFICATION OF REMOVAL FROM LISTING AND/OR REGISTRATION UNDER SECTION 12(b) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number	0001100663
Issuer: iShares Trust Exchange: American Stock Exchange
(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)
Address: 45 Fremont Street San Francisco, California 94105 Telephone number: (415)-597-2000
(Address, including zip code, and telephone number, including area code, of Issuer's principal executive offices)
Units of beneficial interest, no par value per share (See exhibit A)
(Description of class of securities)
Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:
[ ]17 CFR 240.12d2-2(a)(1)
[ ]17 CFR 240.12d2-2(a)(2)
[ ]17 CFR 240.12d2-2(a)(3)
[ ]17 CFR 240.12d2-2(a)(4)
[ ]Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange. [1]

[X]Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with its rules of the Exchange and the requirements of 17 CFR 240.12d-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, iShares Trust certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

October 10, 2006 By /s/Peter W. Kronberg Assistant Secretary
Date Name Title
1 Form 25 and attached Notice will be considered compliance with the provisions of 17 CFR 240.19d-1 as applicable. See General Instructions.
Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

Exhibit A

Title of each class to be withdrawn (together, the “Funds”)	Name of Exchange on which class is to be withdrawn	IRS Employer Identification No.
iShares Russell 1000 Index Fund	American Stock Exchange	94-3351327
iShares Russell 1000 Growth Index Fund	American Stock Exchange	94-3351328
iShares Russell 1000 Value Index Fund	American Stock Exchange	94-3351329
iShares Russell 2000 Index Fund	American Stock Exchange	94-3351322
iShares Russell 2000 Growth Index Fund	American Stock Exchange	94-3351324
iShares Russell 2000 Value Index Fund	American Stock Exchange	94-3351325
iShares Russell 3000 Index Fund	American Stock Exchange	94-3351318
iShares Russell 3000 Growth Index Fund	American Stock Exchange	94-3351319
iShares Russell 3000 Value Index Fund	American Stock Exchange	94-3351321